November 10, 2009

Mr. Jeffrey Gordon, Staff Accountant

Ms. Jeanne Baker, Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-4631

RE:	Momentive Performance Materials Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the periods ended March 29, 2009 and June 28, 2009
File No. 333-146093

Dear Mr. Gordon and Ms. Baker:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 15, 2009 (the “SEC Comment Letter”) regarding the above referenced Momentive Performance Materials Inc. (the “Company”) filings (the “Reports”).

We have responded to each of your comments below and, where indicated, in the attached Annex A. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Also for ease of the Staff’s review, the Company’s responses are set forth below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Staff’s Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We have included in this response letter (including, where indicated, in Annex A hereto) examples of additional disclosures and revisions to the disclosures in the Reports, numbered to correspond to the numbered comments contained in the SEC Comment Letter. The Company confirms that, where applicable, it will include disclosures similar in scope and detail to these additional and revised disclosures in its future filings.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Item 6 – Selected Financial Data, page 26

2.	Staff’s Comment: Item 301 of Regulation S-K requires disclosure in comparative columnar form of the selected financial data for each of the last five fiscal years of the registrant or for the life of the registrant and its predecessors. You currently present selected financial data for a three year period. As such, please revise or advise.

Response: We respectfully advise the Staff that prior to December 3, 2006, the Company was an operating unit of the General Electric Company (GE). The Company does not believe that providing financial data for the periods prior to such date is material or helpful to investors. However, in response to the Staff’s comment, the Company will revise Item 6 – Selected Financial Data in its future Form 10-Ks to include selected financial data for each of the prior five fiscal years. The Company’s proposed disclosure for inclusion in its 2009 Form 10-K is included in Annex A-2 hereto.

3.	Staff’s Comment: We note your presentation of the ratio of earnings to fixed charges on page 26. Please present your calculations either in footnote (5) to the selected financial data table or by filing Exhibit 12 to your Form 10-K. See Item 503(d) and Item 601 of Regulation S-K.

Response: We respectfully advise the Staff that the Company disclosed the ratio of earnings to fixed charges as well as the components used to derive such ratio on page 26. In response to the Staff’s comment, if the Company presents the ratio of earnings to fixed charges in future Annual Reports on Form 10-K, the Company will also present the calculation of the ratio of earnings to fixed charges by filing Exhibit 12 to its Form 10-K in substantially the form provided in Annex A-3 hereto.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 31

4.	Staff’s Comment: You have a significant amount of long-lived assets, goodwill and intangible assets, and you have recognized your accounting for these assets as a critical policy. In addition, we note that you recorded significant impairments of goodwill during the year ended December 31, 2008 resulting in a substantial loss. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following in future filings:

•

Your basis for determining that you only have two reporting units, Silicones and Quartz. Given your listing of executive officers and directors on page 48, it appears that you manage your Silicones segment on a geographic basis. Please tell us what impact this had on your conclusion that you only have two reporting units;

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

•

You use a combination of a discounted cash flow model and a market multiple model-based to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;

•

Enhance your disclosure to further address the facts and circumstances leading to your goodwill impairment charge during the year ended December 31, 2008. In this regard, we note your disclosure on page F-18 that the impairment charges were primarily attributable to the deterioration in market conditions experienced in late 2008 which caused you to change your estimates of future results. Please expand this disclosure to address the underlying business conditions in 2008 and the impact on your business going forward.

Response to first bullet: We respectfully advise the Staff that the Company has previously undertaken this analysis and believes that its determination that it has two reporting units, Quartz and Silicones, is appropriate.

Quartz is a global business engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. The Company analyzed the operations of the Quartz segment and noted that all key strategic, operational, sourcing and resource management processes are maintained centrally for the Quartz global business. As such, the Company concluded that there were no additional businesses or components below the operating segment level, and therefore, the Quartz operating segment constituted a reporting unit.

In regards to the Staff’s specific comment relating to the Silicones segment, Silicones is a global business engaged in the manufacture, sale and distribution of silanes, specialty silicones and urethane additives. The business has structured its management team with key strategic global roles that drive business direction and strategy at the total Silicones level. The Company’s management structure includes key global positions such as the Global Operations leader, a Chief Technology Officer, a Chief Commercial Officer, a Global Environmental Health Safety (EHS) leader, as well as global positions in Legal, Human Resources and Information Technology functions. These positions also set the global strategy for going to market, new product introductions, global inventory management/production strategy, research and development emphasis, etc. These positions establish the direction and focus of the business on a global basis as one integrated unit. While Silicones does have executives and directors in strategic regions of the world, the role of these individuals is to assist with the execution of the centrally determined Silicones global strategies in the regions in which they reside. In addition, the geographic executives and directors help to maintain customer relationships and ensure compliance with local laws and regulations.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Our conclusion that Silicones represents one global business is supported by other factors that we also considered, including the global nature of Silicones products and services, the global production processes, global customers and shared services and costs. Each of these are discussed in further detail below.

The nature of the products and services – Silicones are a multi-functional family of materials used in a wide variety of products and serve as a critical ingredient in many construction, transportation, personal care, electronic, consumer and agricultural uses. Services offered are similar across all product lines, with many customers buying several Momentive products for use in their manufacturing processes, and frequently transitioning from one product to another in order to maximize an application’s performance requirements. In addition, the Chief Commercial Officer develops product pricing strategies, and various Global Product Managers are responsible for the execution of these global strategies.

Global production processes – The Company is one of the world’s largest producers of silicones and silicone derivatives, with leading positions in various product lines and geographic areas. The Company’s scale, global reach and breadth of product offerings allow Silicones to serve global customers with precise specifications in various geographic regions. The production processes for all Silicones product lines are similar chemical processes, with numerous shared manufacturing facilities and assets across the globe. Strategic geographic production locations are involved in the production of intermediates (e.g., siloxane) for multiple end use products. These production locations also supply intermediate material to the various finishing plants located around the globe. As such, there are significant, recurring intercompany transactions that are necessary to operate the business as a global company. Decisions on where to source and produce products are made centrally for the entire Silicones business.

Global customers – The Silicones business uses its global platform to deliver products to customers efficiently on a worldwide basis. The Company has a significant amount of global customers with similar product needs globally. Similar products are offered, manufactured and delivered in all regions of the globe.

Shared services and costs – As described above, certain centralized functions and resources support the Silicones business, including marketing, EHS, legal, human resources and information technology. In addition, the Silicones business relies on globally managed R&D and technology projects to develop business and industry-focused

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

applications and realize productivity. The Company’s engineers and chemists conduct research and development projects in in-house laboratories. Our research and development efforts focus on the global development of new applications for existing products and technological advances that we anticipate leading to new products. The centrally managed R&D initiatives that support the Silicones business are supported by several R&D centers that are globally dispersed and function as an integrated network to develop products that benefit the entire Silicones business.

The Company respectfully submits that, as detailed above, the manner in which it operates its business supports its conclusion that the Silicones and Quartz operating segments represent the reporting units for purposes of SFAS No. 142 goodwill impairment evaluation as of December 31, 2008 and for the year then ended.

Response to second bullet: In response to the Staff’s comment, the Company will expand its disclosure in its future filings, as applicable, to include the disclosure included in Annex A-4(1) hereto.

Response to third bullet: The Company respectfully notes for the Staff that the only change between the goodwill impairment test in 2007 and 2008 was the use of the market multiple method. In 2007, management utilized only the discounted cash flow model and it indicated a fair value of the reporting unit substantially in excess of the carrying value. Due to the economic environment in 2008, significant volatility in the stock market, and the indication of impairment through the discounted cash flow model, management also deemed it appropriate to incorporate the market multiple model so as to factor in external market conditions and peer company information.

Response to fourth bullet: In response to the Staff’s comment, the Company will expand its disclosure in its future filings, as applicable, to include the disclosure included in Annex A-4(2) hereto.

5.	Staff’s Comment: To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Response: We respectfully advise the Staff that, as discussed above, the Company has only two reporting units and both reporting units failed the step 1 test and recorded impairment charges. In addition, all of the goodwill at the Quartz reporting unit was written off, so only the Silicones reporting unit will have goodwill on a go-forward basis. Our 2008 goodwill impairment test incorporated the economic downturn that continued into 2009 and there were no additional triggering events that have required an interim impairment test during 2009.

We are currently in the early stages of the 2009 annual impairment test for the Silicones reporting unit. The Company confirms to the Staff that in the event that the 2009 impairment test indicates that the Silicones fair value is not substantially in excess of its carrying value, or that fair value is substantially in excess of the carrying value, the Company will include the above disclosures.

Results of Operations, page 33

6.	Staff’s Comment: Please discuss in greater detail the business reasons for the changes between periods in your sales and expense line items. In addition, please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, Annex A-6 includes an illustrative enhancement of the Company’s disclosure from its Form 10-K for the fiscal year ended December 31, 2008. The Company confirms that it will conform such disclosure in its future Form 10-K filings. In addition, the Company has provided enhanced disclosure in its Form 10-Q for the quarterly period ended September 27, 2009.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Liquidity and Capital Resources, page 37

7.	Staff’s Comment: We note your disclosure that your senior secured credit facility, as well as borrowings made by your wholly-owned subsidiary, contains various restrictive covenants. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: We respectfully advise the Staff that the Company’s revolving credit facility (which is part of the Company’s senior secured credit facility) contains one financial maintenance covenant, a “Senior Secured Leverage Ratio” test (total senior secured debt, net of certain cash and cash equivalents, referred to as “Total Senior Secured Net Debt”, divided by trailing twelve month Adjusted EBITDA, each as defined in the credit agreement) measured as of the last day of the most recent fiscal quarter. This covenant provides that the Senior Secured Leverage Ratio cannot exceed 4.25 to 1 at any time when any loans are outstanding under the revolving credit facility or letters of credit are outstanding and not cash collateralized in full. As of December 31, 2008, this ratio was 2.35 to 1, well below the covenant threshold. Because the ratio was well below the threshold, the Company determined that disclosure of the actual ratio was not necessary.

As the global economic recession intensified and as the cushion between the ratio and the covenant threshold narrowed, the Company began to disclose the ratio as well as the key components of the calculation, Total Senior Secured Net Debt and/or Adjusted EBITDA for the twelve-month period then ended. As described on page 27 of the Company’s Quarterly Report for the quarter ended March 29, 2009 (and also referenced in a risk factor on page 29 of such report), as of that date, the ratio was 3.07 to 1 and Total Senior Secured Net Debt was $912.8 million (implying Adjusted EBITDA for the twelve-month period then ended was $297.3 million). Similarly, on page 35 of the Company’s Quarterly Report for the quarter ended June 28, 2009 (and also referenced in a risk factor on page 36 of such report), the Company disclosed that as of such date the ratio was 3.90 to 1, Total Senior Secured Net Debt was $1,006.8 million and Adjusted EBITDA for the twelve-month period then ended was $258.4 million. The Company further notes that on pages 34 and 37 of the same quarterly report, the Company disclosed that it was in discussions

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

with certain lenders under the senior secured credit facility to amend and/or waive the Senior Secured Leverage Ratio covenant. On September 22, 2009, the Company filed a Current Report on Form 8-K announcing that it had entered into a limited waiver and amendment with respect to the credit agreement governing the senior secured credit facility pursuant to which the revolving credit facility lenders conditionally waived compliance with this covenant for the fiscal quarters ended September 27 and December 31, 2009.

The Company confirms to the Staff that it intends to disclose the Senior Secured Leverage Ratio and the components thereof in its future filings, as currently presented in the Company’s Quarterly Report for the quarter ended June 28, 2009, if warranted based on the facts and circumstances at the time. The Company respectfully notes that, in accordance with Question 10 of the SEC’s FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and Sections I.D and IV of the SEC Interpretive Release No. 33-8350, it is appropriate to present “Adjusted EBITDA”, as calculated in the credit agreement, in its periodic filings despite Item 10(e) of Regulation S-K, which prohibits the presentation of non-GAAP financial measures that exclude charges required to be cash settled, because the Company believes that (i) its credit agreement governing the senior secured credit facility is a material agreement, (ii) the Senior Secured Leverage Ratio covenant therein is a material covenant (based on current facts and circumstances) and (iii) disclosure of such ratio is material to a securityholder’s understanding of the Company’s financial condition and prospects.

As indicated on page 40 of the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company’s wholly-owned subsidiary, Momentive Performance Materials (Nantong) Co., Ltd. (“MPM Nantong”) was expected to be in breach of a financial covenant as of April 30, 2009 under its loan agreement with China Construction Bank. The financial covenant in question was based on a measure of MPM Nantong’s free cash flow in calendar year 2008 and was tested upon delivery of MPM Nantong’s audited financial statements for the year ended December 31, 2008 that were submitted on April 30, 2009.

As indicated on page 32 of the Company’s Form 10-Q for the fiscal quarter ended June 28, 2009, on June 3, 2009, MPM Nantong and China Construction Bank entered into a Supplemental Agreement, which amended the loan agreement. Pursuant to the Supplemental Agreement, the parties changed the first measurement date of the financial covenant in question from December 31, 2008 to December 31, 2010. As a result, MPM Nantong is now in compliance with the terms of the loan agreement as amended by the Supplemental Agreement. The Company respectfully notes for the Staff that because such financial covenant is inapplicable until the end of 2010 and the Company expects to be in compliance with such covenant at that time, the Company does not believe disclosure of the covenant is material to its securityholders at this time.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Financial Measures that Supplement GAAP, page 43

8.	Staff’s Comment: We note your presentation of Adjusted EBITDA here and elsewhere throughout the filing. It is not clear whether this measure of Adjusted EBITDA as presented here is the same measure that you discuss in relation to the measure of Adjusted EBITDA that you use in your compensation programs for your executive officers. If the measures are not calculated in the same manner, you should revise the title of one of the measures to clearly distinguish the two measures and also clearly show how each measure is calculated. In addition, please clarify if Adjusted EBITDA as presented here relates to your debt covenants. Please supplementally clarify how your use of these measures complies with Item 10(e) of Regulation S-K and our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: The Company respectfully advises the Staff that the Adjusted EBITDA set forth in “Financial Measures that Supplement GAAP” is the same financial measure referred to in Item 11, Executive Compensation, as one of the business performance objectives used to determine annual bonuses for the Company’s executives under the Annual Cash Bonus Plan. Adjusted EBITDA is also presented in the same manner as calculated under the Company’s credit agreement that governs the senior secured credit facility and the Company’s indentures that govern its notes.

The Company further notes that the following was included in all of its periodic reports filed during 2009 under the heading “Financial Measures that Supplement GAAP”:

“Adjusted EBITDA is defined as EBITDA further adjusted for unusual items and other pro forma adjustments permitted in calculating covenant compliance in the credit agreement governing our credit facilities and indentures governing the notes to test the permissibility of certain types of transactions. Adjusted EBITDA as presented in the table below corresponds to the definition of “EBITDA” calculated on a “Pro Forma Basis” used in the credit agreement and substantially conforms to the definition of “EBITDA” calculated on a pro forma basis used in the indentures.”

See page 43 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008; page 26 of our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 and page 34 of our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

However, in response to the Staff’s comment, the Company confirms that in its future filings, it will clarify this point by revising the disclosure as indicated in Annex A-8 hereto.

The Company respectfully believes that its use of the financial measure “Adjusted EBITDA” complies with Item 10(e) of Regulation S-K and the SEC’s FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 because: (i) its presentation of net income, the most directly comparable financial measure presented in accordance with GAAP, is of equal or greater prominence; (ii) its reconciliation of the differences between Adjusted EBITDA and net income in the chart and footnotes set forth under the heading “Financial Measures that Supplement GAAP” is described in both a quantitative and qualitative manner; (iii) it discloses under the same heading that the presentation of Adjusted EBITDA is useful to investors because it shows the Company’s unleveraged, pre-tax operating results and therefore reflects the Company’s financial performance based on operational factors, excluding non-operational, non-cash or non-recurring losses or gains (but also has important limitations that are later described); and (iv) it discloses that Adjusted EBITDA is also useful information to investors because such measure is used in its credit agreement for purposes of calculating covenant compliance and in its indentures to test the permissibility of certain types of transactions, as further described in the response to the Staff’s comment number 7, above.

Item 15 – Exhibits and Financial Statement Schedules, page 73

Financial Statements, page F-1

General

9.	Staff’s Comment: Based on your disclosures on page 29 and F-4, it appears that you do not allocate depreciation to cost of sales. In this regard, please revise your presentation on the face of your statements of operations and comprehensive (loss) income and throughout the filing to comply with SAB Topic 11:B. Please also remove any references in the filing to gross profit, if you do not include a portion of your depreciation and amortization in cost of goods sold.

Response: In response to the Staff’s comment, as permitted by SAB Topic 11:B, the Company does not include depreciation or amortization in its cost of sales. The Company will revise its future filings, beginning with the Company’s quarterly report for the quarter ended September 27, 2009, to remove the presentation of gross profit in the statement of operations. The Company will remove any references in its future filings of the term gross profit.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

The revised format of the Company’s consolidated statement of operations, using the Company’s consolidated statement of operations for the fiscal nine-month period ended September 27, 2009 as an example, is included in Annex A-9 hereto.

10.	Staff’s Comment: Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly. Please note these disclosures are required for all periods presented. See Rules 5-04 and 12-09 of Regulation S-X.

Response: The Company respectfully submits that Rule 5-04 of Regulation S-X refers to Rule 4-02 of Regulation S-X, which states that if the amount is not material, it need not be separately set forth.

The Company respectfully informs the Staff that for fiscal years ended December 31, 2008, 2007 and 2006, allowance for doubtful accounts was approximately 1.0%, 1.2% and 1.1% of total gross receivable balance, respectively. Additionally, bad debt expense was approximately 0.6% of gross receivable balance for fiscal years ended December 31, 2008, 2007 and 2006, respectively. Based on the foregoing, the Company concluded that the amounts were immaterial and that therefore no separate disclosure is required pursuant to Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-7

(u) – Restructuring and Other Costs, page F-14

11.	Staff’s Comment: Please enhance your disclosure to discuss the facts and circumstances leading to your restructuring activities and the expected completion date in accordance with paragraph 20(a) of SFAS 146. In addition, please disclose the total amount of restructuring charges expected to be incurred, the amount incurred in the year ended December 31, 2008 as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by paragraphs 20(b) and (d) of SFAS 146.

Response: The Company respectfully notes that its current disclosure provides information regarding each major type of cost and indicates that restructuring costs are primarily comprised of severance payments for workforce reductions. See pages F-14 and 35 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008; pages 7 and 22 of our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

and pages 7 and 28 of our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009. Also, the Company provided in its Quarterly Report on Form 10-Q filed for the quarterly period ended June 28, 2009, a restructuring liability rollforward by segment. However, in response to the Staff’s comment, the Company will include the additional disclosure included in Annex A-11 hereto in its future filings until the completion of the restructuring programs.

Note 7 – Property and Equipment, Net, page F-17

12.	Staff’s Comment: The range of useful lives for your machinery and equipment of three to twenty years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Response: In response to the Staff’s comment, the Company will enhance its disclosure regarding the machinery and equipment category by breaking out office equipment, vehicles and tooling into a separate category. This will also serve to lessen the range of useful lives for the respective categories. In its future filings, the Company will enhance and display the property and equipment, net table as set forth in Annex A-12 hereto.

FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2009

General

13.	Staff’s Comment: Please address the above comments in your interim filings as well, as applicable.

Response: The Company confirms that it will address the above comments and include the noted disclose in its future interim filings, as applicable.

14.	Staff’s Comment: You disclose on page 27 that you experienced significant year-over-year decreases in sales of approximately 32% and 48% in your Silicones and Quartz businesses and relatively weak demand has continued into the third quarter of 2009. In light of this, please tell us whether you concluded there were triggering events that would require an interim impairment test for goodwill during this period. If you concluded that there were no triggering events, please elaborate. See paragraph 28 of SFAS 142.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Response: The Company advises the Staff that as noted above, in conjunction with the 2008 annual goodwill impairment test, the goodwill attributable to the Quartz reporting unit had been completely written off during the year ended December 31, 2008. In regards to the Silicones reporting unit, after management prepared its initial forecasts to be utilized for the 2008 goodwill impairment test, the global economic downturn worsened. As a result, the final forecasts utilized in our 2008 goodwill impairment test were updated into 2009 throughout the financial statement preparation process and captured the impact of the weak demand that was evident in the first two quarters of 2009. Therefore, no triggering event had occurred, as the weaker demand was previously captured in the goodwill impairment charge of 2008. In addition, no other triggering events were noted in 2009.

15.	Staff’s Comment: Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 304 of Regulation S-X. Please advise or revise accordingly.

Response: In response to the Staff’s comment, in accordance with paragraph 38(c) of ARB 51, as amended by SFAS 160, a consolidated statement of changes in shareholder’s equity has been included in footnote 8 to the consolidated financial statements in the Company’s Form 10-Q for the period ended June 28, 2009. In addition, the Company will revise its disclosure in future filings, including the Company’s Form 10-Q for the period ended September 27, 2009, to disclose changes in shareholder’s equity for prior periods in accordance with Paragraph 5(d) of SFAS 160 and Rule 304 of Regulation S-X, as described in Annex A-15.

Item 1 – Financial Statements

Note 6 – Indebtedness, page 11

16.	Staff’s Comment: You completed private exchange offers to exchange $200,000 aggregate principal amount of 12.5% notes for certain of your outstanding unsecured notes and recognized a gain on the exchange offers of $178.7 million. In light of this, please address the following:

•	Tell us why the holders of the previously outstanding unsecured notes agreed to this exchange;

•	Disclose how you determined the fair value of the debt involved in the exchange offers and tell us what consideration you gave to presenting the disclosures required by SFAS 159.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Response: The Company respectfully notes that while it cannot address a particular noteholder’s motivations for participating in the exchange offer, the holders of previously outstanding unsecured notes were offered an opportunity to exchange their previously outstanding unsecured notes for second lien senior secured notes at a premium to the then-current market value of the unsecured notes. Thus, in addition to receiving a value premium, the exchange noteholder received a security with a more senior position in the Company’s capital structure.

The Company determined the fair value of the debt involved in the exchange as of the transaction closing date based on actual trading activity on the day the exchange was completed obtained from the primary Dealer Manager for the offer. The Company did not elect the fair value provisions of SFAS 159 and, therefore, did not present the related disclosures. Under EITF 96-19, the new notes were initially recorded at fair value since they were substantially different instruments than the old notes exchanged.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 30

17.	Staff’s Comment: Your disclosures indicate that your primary sources of liquidity are cash on hand, cash flow from operations and funds available under your senior secured credit facility. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that you had net cash used in operating activities of $93.7 million for the six months ended June 28, 2009. In addition, you have significant debt service obligations. Please also describe how you determined that remaining availability under the credit facility will continue to be sufficient to meet your needs.

Response: In response to the Staff’s comment, the Company will enhance its disclosures in future filings when it anticipates significant changes in expected sources and uses of cash from period to period and will include the disclosure set forth in Annex A-17 in its upcoming Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2009. The Company respectfully notes that in the discussion of cash used in investing activities under the Liquidity and Capital Resources section of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009, the Company disclosed its estimated 2009 capital expenditures of $65 million. See page 30 of such quarterly report. In response to the Staff’s comment, the Company plans to continue to disclose its estimated annual capital expenditures in this section in subsequent periodic reports and also disclose other expected material uses (or sources) of cash in the next twelve months, to the extent the timing and amount is known or reasonably estimable, such as its semi-annual interest payments on its bonds (the payment dates, interest rates and

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

balances of which are disclosed later in the Liquidity section) due in the second quarter and fourth quarter of each year (prior to maturity) of approximately $86 million (assuming the Company continues to pay interest on its Senior Toggle Notes in kind), any other material principal or interest payments due under its indentures, loan or credit agreements, any material pension contributions or tax payments and any other material cash payments.

As discussed on page 33 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009, the Company determined that it had sufficient liquidity from its cash flows from operations, available cash on hand and access to borrowing under its senior secured credit facility to meet its liquidity needs for the next twelve months based on its assessment of the economic outlook for its businesses and its ability to institute restructuring and cash preservation initiatives in the near term. As anticipated, the Company’s cash flow improved significantly in the third quarter of 2009 and the Company believes that it will generate positive cash flow from operations for the second half of 2009, primarily because of improved second half sales volumes that will favorably impact operating income and its continued focus on working capital management.

Furthermore, even though net cash used in operating activities of $93.7 million for the six months ended June 28, 2009 was significant, the Company believed that even if the rate of net cash used continued over the next twelve months ($187.4 million), the reported balance of cash and cash equivalents of $315.7 million along with $23.6 million of availability under the revolving credit facility was ample liquidity to meet the Company’s needs for the next twelve months as discussed on page 33 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009. In addition, the Company believed at the time and continues to believe that the amount of net cash used in the first six months of 2009 was exceptional.

*    *    *    *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact Mr. Anthony Colatrella, at (518) 533-4756, or Mr. Douglas Johns, at (518) 533-4662.

Sincerely,

/s/ Anthony S. Colatrella
Anthony S. Colatrella Chief Financial Officer

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Annex A-2

MOMENTIVE PERFORMANCE MATERIALS INC.

Selected Historical Consolidated and Combined Financial Data

	Successor				Predecessor	Combined Successor and Predecessor Year ended December 31, 2006(1)	Predecessor
(Dollars in millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Period from			Year Ended December 31, 2005
				December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006
Statement of Operations Data:
Net sales		$2,639.2	$2,537.8	$246.1	$2,168.0	$2,414.1	$2,341.9
Costs and expenses:
Cost of sales, excluding depreciation		1,837.8	1,653.1	185.2	1,397.6	1,582.8	1,429.6
Selling, general and administrative expenses		422.6	389.2	26.0	381.2	407.2	431.0
Depreciation and amortization expenses		237.4	294.6	26.9	153.4	180.3	186.3
Research and development expenses		75.7	78.6	7.4	72.8	80.2	72.2
In-process research and development		—	—	52.0	—	52.0	—
Restructuring and other costs		44.8	40.1	0.2	10.6	10.8	—
Goodwill impairment charge		857.5	—	—	—	—

Operating income (loss)	—	(836.6)	82.2	(51.6)	152.4	100.8	222.8
Other income (expense)
Interest expense, net		(277.0)	(281.6)	(21.6)	(11.8)	(33.4)	(16.6)
Other income (expenses), net		5.5	(20.0)	0.0	(4.7)	(4.7)	(1.7)
Minority interests		0.5	(0.1)	(0.1)	(43.9)	(44.0)	(64.7)

Income (loss) before income taxes	—	(1,107.6)	(219.5)	(73.3)	92.0	18.7	139.8
Income taxes (benefit)		(110.5)	34.8	(2.7)	58.3	55.6	65.5

Net income (loss)	$—	$ (997.1)	$ (254.3)	$ (70.6)	$ 33.7	$ (36.9)	$ 74.3

Balance Sheet Data (at period end):
Cash and cash equivalents		$340.5	$249.1	$198.0			$638.2
Working capital(2)		550.6	589.2	741.0			724.0
Property and equipment, net		1,225.3	1,249.2	1,468.8			1,091.6
Total assets		3,579.6	4,447.2	4,418.2			3,436.1
Total debt(3)		3,239.8	3,078.1	2,972.6			91.1
Total shareholder’s equity (deficit)		(545.0)	318.6	576.8			2,174.7
Cash Flow Data:
Operating activities		77.0	301.5	$100.6	$(201.2)	$(100.6)	$420.1
Investing activities		(149.1)	(240.1)	(3,726.1)	(243.7)	(3,969.8)	(178.8)
Financing activities		170.3	22.8	3,799.0	39.7	3,838.7	(63.3)
Other Financial Data:
Capital expenditures		139.5	176.9	21.7	148.3	170.0	131.2
Maintenance capital expenditures(4)		45.0	56.2	8.3	54.8	63.1	63.3
Ratio of earnings to fixed charges(5)		(2.8)	0.3	(2.2)	1.9	1.1	2.4

(1)	For comparison purposes, the financial information for the years December 31, 2009, 2008 and 2007 are presented on a consolidated basis; the year ended December 31, 2006 is presented on a combined basis, consisting of the historical financial information of our predecessor for the period from January 1, 2006 to December 3, 2006, and the financial information of the successor for the period from December 4, 2006 to December 31, 2006; the year ended December 31, 2005 is presented on a combined basis, consisting of the historical financial information of our predecessor. The Predecessor and Successor use different bases and accounting methods.
(2)	Working capital is defined as current assets net of current liabilities.
(3)	Total debt includes short-term borrowings, current installments of long-term debt, current installments of obligations under capital leases, long-term debt and obligations under capital leases.
(4)	Includes maintenance and environmental, health and safety capital expenditures, which amounts are also included in total capital expenditures.
(5)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expenses that management believes is representative of the interest component of rental expense. For the fiscal years ended December 31, 2009, 2008 and 2007 and for the period from December 4, 2006 to December 31, 2006, earnings were insufficient to cover fixed charges and there was a deficiency of $XX, $1,107.6, $219.5 and $73.3, respectively. The ratio is not a requirement for the Predecessor period. For a breakdown of the calculation of the ratio of earnings to fixed charges, see Exhibit 12 to this Annual Report of Form 10-K.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-3

	Successor				Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006	Year Ended December 31, 2005

	(dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes		(1,107.6)	(219.5)	(73.3)	92.0	139.8
Fixed charges	—	292.5	298.5	23.0	106.8	101.9

Earnings adjusted for fixed charges	—	(815.1)	79.0	(50.2)	198.8	241.7

Fixed charges:
Interest expense		282.6	288.8	22.3	99.1	93.3
Portion of rent expense representative of interest (1)	—	9.9	9.7	0.7	7.7	8.6

Total fixed charges	—	292.5	298.5	23.0	106.8	101.9

Ratio of earnings to fixed charges		(2.8)	0.3	(2.2)	1.9	2.4

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense		29.9	29.4	2.2	23.2	26.2
Estimated percentage	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	—	9.9	9.7	0.7	7.7	8.6

Deficiency	—	(1,107.6)	(219.5)	(73.3)	N/A	N/A

(1)	One third of rent expense is deemed to be representative of interest.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-4(1)

To determine fair value for our reporting units, we use a combination of a discounted cash flow model and a market multiple model, both weighted equally. The discounted cash flow model requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows over a multiyear period, as well as determine the weighted average cost of capital to be used as a discount rate. Applying this discount rate to the multiyear projections provides an estimate of fair value for the reporting unit. The benefit to the discounted cash flow model is that it incorporates management’s understanding of the business and factors in company specific data that may not be representative of other market participants. The market multiple method requires management to select a representative sample of peer companies to incorporate into the model. Utilizing financial information available for the peer companies, management arrives at a market multiple that is applied to our 2008 actual EBITDA and 2009 projected EBITDA to arrive at the estimated fair value of the reporting unit. The benefit to the market multiple model is that it incorporates external market factors and the performance of other similar market participants in order to arrive at an estimate of fair value. In preparing the goodwill impairment analysis, the Company believes that an equal weighting of the two models is the most meaningful manner in which to arrive at an estimate of fair value as it incorporates both internal knowledge of the Company as well as the external market factors to which the Company is exposed.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-4(2)

The deterioration in economic conditions in late 2008 had a significant negative impact on credit availability and led to a global economic slowdown that introduced uncertainty into the short- and mid-term outlook for our business and industry. The economic slowdown resulted in more cautious customer spending behavior and significantly lower demand for our products compared to prior years across a majority of our end markets. During the fourth quarter of 2008, we experienced significant year-over-year sales decreases in both of our reporting units. This weak demand persisted into the first quarter of 2009 and began to improve sequentially beginning in the second quarter of 2009. Due to several factors out of our control, we had limited insight into the depth and length of this economic downturn and the impact it would have on our demand and business as a whole in 2009. However, we expected to benefit from declines in prices for certain raw materials, and expected to continue to focus on cost reduction and other initiatives to increase the efficiency of our operations and control labor costs.

*	Note, the above disclosure will be added to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, under the heading “Goodwill Impairment Charge” in the section entitled “Year Ended December 31, 2008 Compared to Year Ended December 31, 2007”.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-6

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

	For fiscal year ended
	December 31, 2008		December 31, 2007
	(dollars in millions)
Net sales - Silicones	$2,383.3	90.3%	$2,264.3	89.2%
Net sales - Quartz	255.9	9.7%	273.5	10.8%

Net sales	2,639.2		2,537.8
Costs and expenses:
Cost of sales, excluding depreciation	1,837.8	69.6%	1,653.1	65.1%
Selling, general and administrative expenses	660.0	25.0%	683.8	26.9%
Research and development expenses	75.7	2.9%	78.6	3.1%
Restructuring and other costs	44.8	1.7%	40.1	1.6%
Goodwill impairment charge	857.5	32.5%	0.0	0.0%

Operating income (loss)	(836.6)	(31.7)%	82.2	3.2%
Other income (expenses)
Interest expense, net	(277.0)	(10.5)%	(281.6)	(11.1)%
Other income (expense), net	5.5	0.2%	(20.0)	(0.8)%

Income (loss) before income taxes	(1,108.1)	(42.0)%	(219.4)	(8.6)%
Income taxes	(110.5)	(4.2)%	34.8	1.4%

Net income (loss)	(997.6)	(37.8)%	(254.2)	(10.0)%
Net (income) loss attributable to the noncontrolling interest	0.5	—	(0.1)	—

Net income (loss) attributable to Momentive Performance Materials Inc.	$(997.1)	(37.8)%	$(254.3)	(10.0)%

Net Sales. Net sales in the fiscal year ended December 31, 2008 were $2,639.2 million, compared to $2,537.8 million for the same period in 2007, an increase of 4.0%. The increase was primarily due to an increase in selling prices and exchange rate fluctuations of 9.5%, partially offset by a decrease in sales volume of 5.0%.

Net sales for our Silicones segment in the fiscal year ended December 31, 2008 were $2,383.3 million, compared to $2,264.3 million for the same period in 2007, an increase of 5.3%. The increase was primarily due to an increase in selling prices and exchange rate fluctuations of 8.2%, partially offset by a decrease in sales volume of 4.5%. Selling price improvements were seen in all regions and were initiated to offset basic raw material inflation. Volume was down specifically in the U.S. and Western Europe due to the economic slowdown and global credit tightness.

We continue to focus on providing more high-value specialty products to our customers versus lower-margin commoditized or core products. Specialty product sales continue to improve as a percentage of total Silicones sales.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Net sales for our Quartz segment in the fiscal year ended December 31, 2008 were $255.9 million, compared to $273.5 million for the same period in 2007, a decrease of 6.4%. The decrease was primarily due to lower sales volume in semiconductor related products. Capital spending continues to be depressed in the semiconductor sector.

Cost of Sales, excluding Depreciation. Cost of sales, excluding depreciation, in the fiscal year ended December 31, 2008 were $1,837.8 million compared to $1,653.1 million for the same period in 2007, an increase of 11.2%. The increase was primarily due to an increase in inflation on raw material, energy and transportation costs, partially offset by lower sales volume and the inventory fair value step up cost related to purchase accounting of $30.0 million in 2007. In addition, cost of sales was unfavorably impacted by changes in foreign currency exchange rates.

Cost of sales, excluding depreciation, for our Silicones segment was $1,681.6 million, compared to $1,499.3 million for the same period in 2007, an increase of 12.2%. The increase was primarily due to an increase in inflation on raw material, energy and transportation costs, as well as changes in foreign currency exchange rates. The increase was partially offset by lower sales volume and the inventory fair value step up cost related to purchase accounting in 2007.

Cost of sales, excluding depreciation, for our Quartz segment was $156.2 million compared to $153.8 million for the same period in 2007, an increase of 1.6%, The increase was primarily due to an increase in inflation on raw material and energy costs, partially offset by lower sales volume and the inventory fair value step up cost related to purchase accounting in 2007.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in the fiscal year ended December 31, 2008 were $660.0 million, compared to $683.8 million for the same period in 2007, a decrease of 3.5%. The decrease was primarily due to lower depreciation and amortization expense and management’s efforts to reduce operating expenses through productivity and cost reduction initiatives, partially offset by foreign currency exchange rate fluctuations.

Research and Development Expenses. Research and development expenses in the fiscal year ended December 31, 2008 were $75.7 million, compared to $78.6 million for the same period in 2007, a decrease of 3.7%. The decrease was primarily due to the timing of program expenditures.

Restructuring and Other Costs. Restructuring and other costs in the fiscal year ended December 31, 2008 were $44.8 million, compared to $40.1 million for the same period in 2007. For the fiscal year ended December 31, 2008, these costs were comprised of restructuring costs (primarily severance payments associated with workforce reductions) of $20.9 million and other services of $23.9 million. For the fiscal year ended December 31, 2007, these costs were comprised of restructuring costs of $6.0 million and other services (primarily retention, benefit payments, consulting and other services) of $34.1 million.

        Goodwill Impairment Charge. During the fourth quarter of 2008, we recorded a pre-tax goodwill impairment charge of $700.0 million and $157.5 million for our Silicones and Quartz reporting units, respectively, on the Consolidated Statement of Operations. The changes to fair value in the reporting units that triggered the impairment charges were primarily attributable to the deterioration

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

in economic conditions experienced in late 2008 which also caused management to change the estimates of future results. We factored these current market conditions and estimates into the projected forecasts of sales, operating income and cash flows of each reporting unit through the course of the strategic planning process.

The deterioration in economic conditions in late 2008 had a significant negative impact on credit availability and led to a global economic slowdown that introduced uncertainty into the short- and mid-term outlook for our business and industry. The economic slowdown resulted in more cautious customer spending behavior and significantly lower demand for our products compared to prior years across a majority of our end markets. During the fourth quarter of 2008, we experienced significant year-over-year sales decreases in both of our reporting units. This weak demand persisted into the first quarter of 2009 and began to improve sequentially beginning in the second quarter of 2009. Due to several factors out of our control, we had limited insight into the depth and length of this economic downturn and the impact it would have on our demand and business as a whole in 2009. However, we expected to benefit from declines in prices for certain raw materials, and expected to continue to focus on cost reduction and other initiatives to increase the efficiency of our operations and control labor costs.

Interest Expense, Net. Interest expense, net for the fiscal year ended December 31, 2008 was $277.0 million, compared to $281.6 million for the same period in 2007. The decrease was primarily due to overall lower variable interest rates on our variable-rate term loans and the principal payments we made on the term loans under our senior secured credit facility on March 28, 2008, which were based on our excess cash flow in 2007, partially offset by foreign currency exchange rate fluctuations.

Other Income (Expense), Net. Other income in the fiscal year ended December 31, 2008 was $5.5 million, compared to other expense of $20.0 million for the same period in 2007. The change in other expense was primarily due to a gain associated with our foreign currency forward contracts in 2008 compared to a loss in 2007. For the year ended December 31, 2008, other income included an unrealized gain of $11.8 million partially offset by a realized loss of $6.7 million. For the year ended December 31, 2007, other expense included an unrealized loss of $17.8 million and a realized loss of $3.6 million.

Income Taxes. The effective income tax rate was 9.98% for the year ended December 31, 2008 compared to –15.87% for the year ended December 31, 2007. The change in the effective tax rate in 2008 was primarily due to an increase in the amount of loss before income taxes, changes in the tax rates applied in the various jurisdictions in which we operate, foreign exchange gains, goodwill impairment, the maintenance of a full valuation allowance against a substantial amount of our net deferred tax assets and the reversal of a deferred tax liability for certain long-lived taxable temporary differences. The valuation allowance, which relates principally to U.S. deferred tax assets, was maintained based on our assessment that a portion of the deferred tax assets will likely not be realized. In 2007, deferred tax liabilities were established in certain jurisdictions due to basis differences in goodwill.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

Net Loss. Net loss in the fiscal year ended December 31, 2008 was $997.1 million, compared to net loss of $254.3 million for the same period in 2007. The decrease was a result of the effects described above.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-8

The Company will revise the lead-in sentence to the chart in “Financial Measures that Supplement GAAP”, which reconciles net income (loss) to EBITDA and Adjusted EBITDA, as follows:

Prior Disclosure: “The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:”

Revised Disclosure: “The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA (as calculated under our credit agreement and indentures) for the periods presented:”

To further clarify that Adjusted EBITDA referred to in Item 11 of Form 10-K, Executive Compensation, is calculated in the same manner as Adjusted EBITDA presented in “Financial Measures that Supplement GAAP”, in subsequent Annual Reports on Form 10-K, the Company will revise the sentences in Item 11 describing business performance objectives under its Annual Cash Bonus Plan as follows:

Prior Disclosure: “For executives with global roles, the applicable business performance objectives were based on the Company’s adjusted EBITDA and free cash flow. For executives dedicated to a particular business, the applicable business objectives were based on adjusted EBITDA and free cash flow of the Company and adjusted EBITDA and working capital reductions of the particular business.”

Revised Disclosure: “For executives with global roles, the applicable business performance objectives were based on the Company’s Adjusted EBITDA, as calculated under our credit agreement and indentures, and free cash flow. For executives dedicated to a particular business, the applicable business objectives were based on Adjusted EBITDA, as calculated under our credit agreement and indentures, and free cash flow of the Company, and Adjusted EBITDA, calculated in the same manner, and working capital reductions of the particular business. (For additional information regarding the calculation of Adjusted EBITDA under our credit agreement and indentures, see “Financial Measures that Supplement GAAP” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-9

Fiscal nine-month period ended
September 27, 2009
Net sales	$1,476,488
Costs and expenses:
Cost of sales, excluding depreciation	1,028,013
Selling, general and administrative expenses	250,198
Depreciation and amortization expenses	142,635
Research and development expenses	45,761
Restructuring and other costs (note 2(c))	24,890

Operating income (loss)	(15,009)
Other income (expense):
Interest income	2,371
Interest expense	(193,644)
Other income (expense), net	12,228
Gain on exchange of debt	178,732

Loss before income taxes	(15,322)
Income taxes (benefit) (note 7)	4,307

Net loss	(19,629)
Net (income) loss attributable to the noncontrolling interest	(243)

Net loss attributable to Momentive Performance Materials Inc.	$(19,872)

See accompanying notes to consolidated and combined financial statements.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-11

A breakdown of restructuring costs by program is set forth below.

Globalization

As a result of the acquisition of the Company and management’s efforts to create a more globalized structure, in December 2006, the Company initiated a comprehensive restructuring program which was designed to enhance its global supply chain, sourcing and customer service capabilities. Costs for this program were incurred through the third quarter of 2008, with the related payments expected to occur throughout 2009. The Company incurred approximately $14.1 million of costs under this program, of which $10.9 million related to the Silicones segment and $3.2 million related to the Quartz segment.

Business Optimization

Due to the global economic slowdown, in the fourth quarter of 2008 and into 2009, the Company experienced significant year-over-year decreases in sales. As a result of the Company’s continued focus on streamlining its cost structure to enhance the Company’s profitability and in response to the economic crisis, the Company initiated a restructuring program to increase the efficiency of its operations and control labor costs. Costs for the program are expected to be incurred through the end of 2009, with the related payments expected to occur throughout 2009 and into 2010. The Company expects to incur approximately $39.5 million of costs ($32.7 million for Silicones and $6.8 million for Quartz) under this program, of which approximately $24.6 million ($17.8 million for Silicones and $6.8 million for Quartz) has been incurred in 2009, and $37.4 million ($30.6 million for Silicones and $6.8 million for Quartz) has been incurred to date.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-12

	Life	2009		2008
Land	Indefinite	$	XXX	XXX
Buildings, structures and improvements	3-40 years		XXX	XXX
Machinery and equipment	8-20 years		XXX	XXX
Office equipment, vehicles and tooling	3-10 years		XXX	XXX
Software	5 years		XXX	XXX
Construction-in-process			XXX	XXX

			XXX	1,672,280
Less accumulated depreciation and amortization			XXX	(447,024)

Total property and equipment, net		$	XXX	1,225,256

Leasehold improvements and assets under capital leases, which are included in Buildings, structures and improvements, are amortized over the shorter of the lease term (3 – X years) or estimated useful life of the assets.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-15

The following is the consolidated statement of changes in shareholder’s equity for the nine-month period ended September 28, 2008 that will be disclosed in the Company’s Form 10-Q for the fiscal nine-month period ended September 27, 2009:

	Total	Equity (deficit) attributable to Momentive Performance Materials Inc. shareholder				Equity attributable to noncontrolling Interest
		Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive Income
Balance at January 1, 2008	$322,644	—	600,274	(324,906)	43,252	4,024
Stock option activity	999	—	999	—	—	—
Deemed dividend to General Electric Company	1,769	—	1,769	—	—
Comprehensive income (loss):
Net income (loss)	(130,131)	—	—	(129,841)	—	(290)
Foreign currency translation adjustment - net	65,056	—	—	—	64,265	791
Other comprehensive income adjustments - net	1,882	—	—	—	1,882	—

Balance at September 28, 2008	$262,219	—	603,042	(454,747)	109,399	4,525

Mr. Jeffrey Gordon and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 10, 2009

ANNEX A-17

For 2009, we expect the following significant cash outflows related to operating activities: cash interest payments on our Second Lien Notes, Senior Notes, and Senior Subordinated Note due in the second quarter ($83 million) and fourth quarter ($86 million) of approximately $169 million in total, annual cash principal (due quarterly) and interest payments (due monthly) related to our variable rate term loans of approximately $9 million and $31 million (depending on interest rate and foreign exchange fluctuations), respectively, annual global pension fund contributions of approximately $16 million, and annual cash income tax payments estimated at $12 million.